Exhibit 99.1

Foresight’s Technology Recognized as a Significant Breakthrough by Israel’s Ministry of Defense

Foresight’s QuadSight® solution outperformed competing sensors, including LiDAR, during extensive testing

Ness Ziona, Israel – February 27, 2023- Foresight Autonomous Holdings Ltd. (Nasdaq and TASE: FRSX), an innovator in automotive vision systems, announced today that its QuadSight® stereovision solution was recognized as a significant technological breakthrough by Israel’s Ministry of Defense.

The QuadSight solution was tested extensively for more than two years in challenging weather and environmental conditions by the Administration for Research and Development of Weapons and Technological Infrastructure of Israel’s Ministry of Defense. The tests were conducted to search for an alternative sensor to replace active LiDAR sensors. In addition, the performance of Foresight’s high-resolution point cloud was tested against LiDAR on platforms designed for autonomous driving.

The Ministry of Defense concluded that Foresight’s passive stereo technology exceeded all requirements and declared it to be a significant technological breakthrough for defense applications.

Autonomous vehicles require a sensing system that enables accurate perception of the surrounding environment in order to navigate and detect obstacles. Currently, the most commonly used sensors for military vehicles are active LiDAR sensors which constantly broadcast their location and can be easily detected by the enemy.

Foresight’s passive, non-emitting stereo capabilities provide unique 3D perception of the environment. These capabilities are vital to the defense industry, as they leave no energy signature discernible to an adversary.

About Foresight

Foresight Autonomous Holdings Ltd. (Nasdaq and TASE: FRSX) is a technology company developing smart multi-spectral vision software solutions and cellular-based applications. Through the Company’s wholly owned subsidiaries, Foresight Automotive Ltd., Foresight Changzhou Automotive Ltd. and Eye-Net Mobile Ltd., Foresight develops both “in-line-of-sight” vision systems and “beyond-line-of-sight” accident-prevention solutions.

Foresight’s vision solutions include modules of automatic calibration and dense three-dimensional (3D) point cloud that can be applied to different markets such as automotive, defense, autonomous vehicles and heavy industrial equipment. Eye-Net Mobile’s cellular-based solution suite provides real-time pre-collision alerts to enhance road safety and situational awareness for all road users in the urban mobility environment by incorporating cutting-edge AI technology and advanced analytics.

For more information about Foresight and its wholly owned subsidiary, Foresight Automotive, visit www.foresightauto.com, follow @ForesightAuto1 on Twitter, or join Foresight Automotive on LinkedIn.

Forward-Looking Statements

This press release contains forward-looking statements within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995 and other Federal securities laws. Words such as “expects,” “anticipates,” “intends,” “plans,” “believes,” “seeks,” “estimates” and similar expressions or variations of such words are intended to identify forward-looking statements. For example, Foresight is using forward-looking statements in this press release when it discusses its belief that its passive, non-emitting stereo capabilities provide unique 3D perception of the environment that are vital to the defense industry, as they leave no energy signature discernible to an adversary. Because such statements deal with future events and are based on Foresight’s current expectations, they are subject to various risks and uncertainties, and actual results, performance or achievements of Foresight could differ materially from those described in or implied by the statements in this press release.

The forward-looking statements contained or implied in this press release are subject to other risks and uncertainties, including those discussed under the heading “Risk Factors” in Foresight’s annual report on Form 20-F filed with the Securities and Exchange Commission (“SEC”) on March 31, 2022, and in any subsequent filings with the SEC. Except as otherwise required by law, Foresight undertakes no obligation to publicly release any revisions to these forward-looking statements to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events. References and links to websites have been provided as a convenience, and the information contained on such websites is not incorporated by reference into this press release. Foresight is not responsible for the contents of third-party websites.

Investor Relations Contact:

Miri Segal-Scharia

CEO

MS-IR LLC

msegal@ms-ir.com

917-607-8654